UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686164302

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,996,116

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,996,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,996,116

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 82-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,996,116

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,996,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,996,116

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,996,116

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,996,116

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,996,116

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.5%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on March 24, 2016, as amended by Amendment No. 1 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 2”) does not modify any of the information previously reported in the Schedule 13D.

No changes to Item 1 of the Schedule 13D are made by Amendment No. 2.

Item 2.	Identity and Background

(a)
“This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Group GP, L.L.C. (“BG GP”), and Seth A. Klarman (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the Manager of Baupost, and Seth A. Klarman, as the Managing Member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost.

Pursuant to Exchange Act Rule 13d-4, Seth A. Klarman and BG GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Delaware limited liability company, BG GP is a Delaware limited liability company, and Seth A. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

No change to Item 3 of the Schedule 13D are made by Amendment No. 2.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the seventh paragraph:

On April 13, 2018, the Issuer received a final order approving a Debtor in Possession Credit and Security Agreement (the “DIP Loan Agreement”) with Wilmington Trust, National Association, as administrative agent (the “DIP Administrative Agent”), Baupost through its agent Baupost Group Securities, L.L.C. and certain other parties thereto (collectively, the “DIP Lenders”) dated March 12, 2018 from the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The DIP Loan Agreement provides for a $70,350,000 debtor-in-possession credit facility (the “DIP Facility”) consisting of (i) new money term loans in an aggregate amount of up to $35,000,000 (“New Money Term Loans”), (ii) roll-up loans (where prepetition secured notes are converted into post-petition secured obligations under the DIP Facility) in an aggregate amount of $35,000,000 (“Roll-Up Loans” and together with the New Money Term Loans, collectively, the “DIP Loans”) and (iii) a $350,000 fee to the DIP Lenders, which will be capitalized and added to the principal amount of the DIP Loans. Pursuant to the DIP Loan Agreement, as amended by the terms of a Master Assignment and Acceptance, dated April 9, 2018, by and among, the Issuer, the DIP Administrative Agent, Baupost and certain other parties thereto (a) approximately $16.5 million principal amount of the Notes purchased by Baupost were converted into Roll-Up Loans and (b) Baupost committed to advance the Issuer up to approximately $16.5 million in New Money Term Loans. Pursuant to the terms of the DIP Loan Agreement, interest will accrue on the principal balance of the DIP Loans at a rate per annum equal to LIBOR for such interest period plus 10.00% per annum.

On March 12, 2018, the Issuer filed a voluntary petition for bankruptcy protection under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Bankruptcy Court (Case No. 18-10518), which constituted an “Event of Default” under the indenture governing the Notes. Also on March 12, 2018, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Staff had determined that the filing of the petition served as a basis for delisting the Company’s securities from Nasdaq in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM 5101-1. On April 2, 2018, the Staff notified the Company that the Panel had determined to delist the Company’s shares from Nasdaq and that trading would be suspended effective at the open of business on April 4, 2018. Nasdaq further notified the Company that it will complete the delisting by filing a Form 25 Notification of Delisting with the Securities and Exchange Commission after applicable appeal periods have lapsed.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
None	None	None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended by replacing the Joint Filing Agreement, dated as of March 24, 2016 by and among Baupost, SAK Corporation and Seth A. Klarman with the following exhibit:

A Joint Filing Agreement, dated as of April 25, 2018 by and among Baupost, BG GP and Seth A. Klarman.

The information contained in Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

D Debtor in Possession Credit and Security Agreement, dated as of March 12, 2018, by and between the Issuer, the DIP Administrative Agent, and certain lenders (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 12, 2018).

E Master Assignment and Acceptance, dated April 9, 2018, by and between the Issuer, the DIP Administrative Agent and certain lenders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

April 26, 2018	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

April 26, 2018	By:	/s/ Seth A. Klarmnan
Managing Member

Seth A. Klarman

April 26, 2018	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)